Exhibit 7.01

November 9, 2012

Board of Directors
CreXus Investment Corp.
1211 Avenue of the Americas
New York, NY 10036

Lady and Gentlemen:

Annaly has been analyzing alternatives with respect to the CreXus commercial real estate related investment business, and believes it could be beneficial to all constituents for Annaly to acquire the 87.6% of CreXus that it does not currently own.

Accordingly, by this letter, Annaly is proposing that it acquire all the CreXus shares it does not already own for $12.50 per share in cash.  This represents approximately a 13% premium to CreXus’ last reported share price, approximately a 16% premium to the last 3-month average price and approximately a 5% premium to the common stock book value per share as reported in CreXus’ earnings release for the third quarter of 2012.

Our proposal is subject to satisfactory negotiation of mutually acceptable definitive documentation, which documentation will not have any financing condition to close. We have engaged Bank of America Merrill Lynch as our financial advisor and K&L Gates as legal counsel to assist us in the proposed transaction.

Given that Fixed Income Discount Advisory Company (FIDAC), a wholly owned subsidiary of Annaly, manages CreXus, and two employees of FIDAC are on CreXus’ Board of Directors, we expect that the CreXus Board will create a Special Committee consisting entirely of directors who are independent of Annaly to consider the proposal contained in this letter and to negotiate the terms of any transaction arising from that proposal.  We further expect that the Special Committee will engage its own financial and legal advisers.  If that is the case, I and others at Annaly will be happy to meet with members of the Special Committee and we will instruct our financial and legal advisers to work with the financial and legal advisers to the Special Committee regarding the transaction contemplated by this proposal.

We are aware that it is likely that members of, or advisors to, the Special Committee will want to review detailed confidential information about CreXus and its assets and liabilities and that the Special Committee may want to make information available to other persons  Therefore, we have instructed the applicable FIDAC employees who are responsible for managing CreXus to provide detailed confidential information about CreXus and its assets and liabilities to the Special Committee and its advisors, and to make that information, or portions of it specified by the Special Committee, available as may be requested by the Special Committee to whomever the Special Committee may designate, including Annaly.  We are also instructing the FIDAC employees to cooperate fully with the Special Committee and its advisors.

As we are a current Schedule 13D filer with regard to CreXus, we are required under securities laws to amend our filing to publicly disclose our offer to you.  Accordingly, we will be filing this letter promptly with the SEC and issuing a press release regarding it.

We at Annaly look forward to working with CreXus’ independent directors with regard to the transaction Annaly is proposing in this letter.

Sincerely, /s/ Wellington Denahan Wellington Denahan Chairman and Chief Executive Officer